AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2012 and 2011

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010 and the statements of comprehensive loss, changes in equity and cash flows for the years ended March 31, 2012 and March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2012, March 31, 2011 and April 1, 2010 and its financial performance and its cash flows for the years ended March 31, 2012 and March 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
July 13, 2012

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31,	March 31,	April 1,
	2012	2011	2010
		Restated	Restated
		(note 16)	(note 16)
ASSETS

Current assets
Cash and cash equivalents (note 5)	$15,475,104	$6,811,177	$4,310,460
Amounts receivable and other assets (note 7)	1,574,196	1,197,540	162,223
Marketable securities (note 8)	135,675	113,750	45,376
Balances due from related party (note 12)	–	57,632	29,870
	17,184,975	8,180,099	4,547,929

Non-current assets
Restricted cash (note 6)	246,142	162,095	102,095
Amounts receivable (note 7)	743,554	1,180,013	1,625,082
Mineral properties and equipment (note 9)	1,723	27,515	37,865
	991,419	1,369,623	1,765,042

	$18,176,394	$9,549,722	$6,312,971

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 10)	$823,934	$64,995	$32,999
Balances due to related party (note 12)	6,770	–	–
Flow-through share premium (note 11(b))	130,000	595,000	–
	960,704	659,995	32,999

Shareholders' equity
Share capital (note 11(b))	58,740,910	45,482,087	36,474,363
Reserves (note 11(f))	4,558,027	1,918,126	1,849,752
Accumulated deficit	(46,083,247)	(38,510,486)	(32,044,143)
	17,215,690	8,889,727	6,279,972
Nature and continuance of operations (note 1)
Subsequent event (note 17)
	$18,176,394	$9,549,722	$6,312,971

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars, except for share information)

	Year ended March 31,
	2012	2011
		Restated
		(note 16)
Expenses
Depreciation	$27,022	$11,791
Exploration (Schedule of Exploration Expenses)	6,909,922	5,484,435
Legal, accounting and audit	112,762	85,735
Office and administration	1,335,165	889,841
Shareholder communication	178,730	174,878
Travel	63,373	77,146
Trust and filing	34,683	33,422
Equity-settled share-based payments (note 11(e))	467,542	–
	9,129,199	6,757,248
Other items
Interest income	(83,337)	(63,470)
Interest expense	–	500
Flow-through share premium (note 11(b))	(730,000)	(275,000)
Gain on sale of mineral property (notes 9(a))	(679,050)	–
Gain on disposition of available-for-sale financial assets (note 8)	(88,117)	–
Provision for bad debt	–	29,067
Tax on flow through shares	21,506	18,113
Foreign exchange loss (gain)	2,560	(115)
Loss for the year	$7,572,761	$6,466,343
Other comprehensive (income) loss:
Revaluation of available-for-sale financial assets (note 8)	(103,042)	(68,374)
Change in fair value of available-for-sale financial assets transferred to gain upon disposition	88,117	–
Comprehensive loss for the year	$7,557,836	$6,397,969
Basic and diluted loss per common share	$0.07	$0.07

Weighted average number of common shares outstanding	102,759,226	89,132,492

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
Cash provided by (used in):	2012	2011
		Restated
		(note 16)
Operating activities
Loss for the year	$(7,572,761)	$(6,466,343)
Adjustments for:
Common shares received, included in exploration expenses	(7,000)	–
Common shares issued, included in exploration expenses	41,400	–
Depreciation (note 9)	27,022	11,791
Equity settled share based payments (note 11(e))	799,885	–
Flow-through share premium	(730,000)	(275,000)
Gain on disposition of available-for-sale financial assets	(88,117)	–
Interest and other income	(83,337)	(63,470)
Interest expense	–	500
Provision for bad debt	–	29,067
Unrealized foreign exchange	263	(18)
Changes in working capital items
Amounts receivable and other assets	(366,600)	(1,064,384)
Balance due from related party	57,632	(27,762)
Amounts receivable	436,458	445,069
Accounts payable and accrued liabilities	758,939	31,996
Balance due to related party	6,770	–
Net cash used in operating activities	(6,719,446)	(7,378,554)

Investing activities
Restricted cash	(84,047)	(60,000)
Interest income	73,282	63,470
Proceeds from sale of available-for-sale financial assets	88,117	–
Purchase of equipment (note 9)	(1,230)	(1,441)
Net cash provided by investing activities	76,122	2,029

Financing activities
Proceeds from private placement net of issuance costs (note 11(b))	15,301,946	9,877,724
Proceeds from exercise of options (note 11(e))	5,568	–
Payment of interest on the promissory note	–	(500)
Net cash provided by financing activities	15,307,514	9,877,224

Net increase in cash and cash equivalents	8,664,190	2,500,699
Cash and cash equivalents, beginning of the year	6,811,177	4,310,460
	15,475,367	6,811,159
Effect of exchange rate fluctuations on cash held	(263)	18
Cash and cash equivalents, end of the year	$15,475,104	$6,811,177

Components of cash and cash equivalents are as follows:
Cash	$15,475,104	$6,811,177

Supplementary cash flow information:
Non cash investing and financing activities:
Common shares issued included in exploration expenses	$41,400	$–
Common shares received included in exploration expenses	7,000	–
Issuance of share purchase warrants	1,829,110	–
Marketable securities received	$102,175	$–

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves

			Equity
			settled share-
			based	Share	Investment
	Number of		payments	warrants	revaluation
	shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2010	83,839,473	$36,474,363	$870,267	$982,110	$(2,625)	$(32,044,143)	$6,279,972
Private placement, net of issuance costs and flow through shares premium (note 11 (b))	13,889,423	8,507,724	–	–	–	–	8,507,724
Exercise of share warrants at $0.10 per share note (11(d))	5,000,000	500,000	–	–	–	–	500,000
Revaluation of available-for-sale financial assets (note 8)	–	–	–	–	68,374	–	68,374
Loss for the year	–	–	–	–	–	(6,466,343)	(6,466,343)
Balance at March 31, 2011 (note 16)	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727

Balance at April 1, 2011 (note 16)	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
De-recognition of available-for-sale financial assets upon disposition (note 8)	–	–	–	–	(88,117)	–	(88,117)
Revaluation of available-for-sale financial assets (note 8)	–	–	–	–	103,042	–	103,042
Equity settled share-based payments (note 11 (e))	–	–	799,885	–	–	–	799,885
Exercise of options at $0.32 per share (note 11 (e))	17,400	9,587	(4,019)	–	–	–	5,568
Issuance of common shares for purchase of exploration and evaluation assets (notes 9(b) and 9(c))	100,000	41,400	–	–	–	–	41,400
Private placement, net of issuance costs and flow through shares premium (note 11(b))	35,727,765	15,036,946	–	–	–	–	15,036,946
Issuance of warrants at $0.12 per share (note (11(d))	–	(1,829,110)	–	1,829,110	–	–	–
Loss for the year	–	–	–	–	–	(7,572,761)	(7,572,761)
Balance at March 31, 2012	138,574,061	$58,740,910	$1,666,133	$2,811,220	$80,674	$(46,083,247)	$17,215,690

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Schedule of Exploration Expenses
(Expressed in Canadian Dollars)

					Other
				Generative	(including
	Galileo	Hubble	Newton	BC	METC)	Total

Cumulative costs incurred to March 31, 2010	$–	$–	$2,472,098	$3,753,086	$19,038,890	$25,264,074

Incurred during year ended March 31, 2011:
Assays and analysis	–	–	539,649	13,789	43,297	596,735
Drilling	–	–	1,255,720	–	–	1,255,720
Equipment rental	–	–	134,408	–	1,800	136,208
Geological	–	–	2,067,273	163,057	(193,104)	2,037,226
Graphics	–	–	35,502	4,926	14,939	55,367
Property fees and assessments	–	–	199,007	1,125	36,063	236,195
Site activities	–	–	817,657	888	14,570	833,115
Sustainability	–	–	184,428	7,495	4,069	195,992
Transportation	–	–	25,703	–	–	25,703
Travel and accommodation	–	–	104,783	3,779	3,612	112,174
Incurred during fiscal 2011	–	–	5,364,130	195,059	(74,754)	5,484,435

Cumulative costs incurred to March 31, 2011	–	–	7,836,228	3,948,145	18,964,136	30,748,509

Incurred during year ended March 31, 2012:
Assays and analysis	104,614	16,065	280,568	188	1,353	402,788
Drilling	–	41,498	1,693,792	–	–	1,735,290
Equipment rental	16,611	1,922	205,279	–	–	223,812
Geological	1,729,305	160,545	809,324	120,021	(492,736)	2,326,459
Graphics	3,924	520	5,184	1,567	85	11,280
Operator's fees earned	–	–	(81,934)	–	–	(81,934)
Property fees and assessments	8,811	85,600	20,001	–	5,800	120,212
Site activities	111,440	99,402	1,136,342	5,423	–	1,352,607
Socio economic	39,497	22,898	264,810	8,559	20,013	355,777
Transportation	1,066	19,012	29,302	–	–	49,380
Travel and accommodation	23,839	2,913	53,774	1,382	–	81,908
Share based payments	–	–	–	–	332,343	332,343
Incurred during fiscal 2012	2,039,107	450,375	4,416,442	137,140	(133,142)	6,909,922

Cumulative costs incurred to March 31, 2012	$2,039,107	$450,375	$12,252,670	$4,085,285	$18,830,994	$37,658,431

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

The Company's management has, at the time of approving these audited financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, these financial statements have been prepared assuming a going concern.

2.	STATEMENT OF COMPLIANCE

In 2010, Canadian accounting standards were revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply the IFRS effective for years beginning on or after January 1, 2011.

These financial statements have been prepared in accordance with IFRS 1 First–Time Adoption of International Financial Reporting Standards ("IFRS 1"). These are the Company's first financial statements prepared in accordance with IFRS's and IFRS 1 First- time Adoption of International Financial Reporting Standards has been applied. Prior to April 01 , 2011, the Company prepared its interim and annual financial statements in accordance with Canadian generally accepted accounting principles ("GAAP").

These financial statements were authorized for issuance by the Board of Directors on July 13, 2012.

3.	BASIS OF PREPARATION

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available–for–sale which are stated at estimated fair value. These financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts reported in these financial statements are in Canadian dollars, unless stated otherwise.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

4.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of these financial statements resulted in changes to accounting policies from those financial statements previously prepared under Canadian GAAP. Subject to certain transition elections disclosed in note 16, the accounting policies set out below have been applied consistently to all periods presented in these financial statements and in preparing the opening IFRS statement of financial position, as at April 1, 2010 (the "Transition Date"). An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 16.

(a)	Functional and presentation currency

The functional and presentation currency of the Company is the Canadian Dollar.

(b)	Foreign currencies

For the purpose of presenting financial statements, the assets and liabilities of foreign operations, are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rate for the period, unless exchange rates fluctuated significantly during that period, in which the exchange rates at the date of transactions are used. Exchange differences arising upon translation are classified as translation reserve, a component of equity. The Company does not currently have any foreign operations.

In preparing the financial statements of the Company, transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non- monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non–monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are included in profit or loss for the period.

(c)	Financial Instruments

Financial assets and financial liabilities are recognized when an entity becomes a party to the contractual provision of the instrument.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Derivative financial assets and liabilities

The Company does not have any derivative financial assets and liabilities.

Non–derivative financial assets

Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", "held–to–maturity investments", "available–for–sale financial assets" and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as being at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. The Company does not currently have any financial assets in this classification.

Held–to–maturity investments

Held–to–maturity investments are non–derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the intent and ability to hold to maturity. Subsequent to initial recognition, held–to–maturity investments are measured at amortized cost using the effective interest method, less any impairment. The Company does not currently have any financial assets in this classification.

Available–for–sale ("AFS") financial assets

The Company's investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot exchange rate at the end of the reporting period. The change in fair value of AFS equity investments are recognized directly in equity.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables consist of cash and cash equivalents, amounts receivable and balances due from a related party and restricted cash.

Non–derivative financial liabilities:

Financial liabilities are classified as either "financial liabilities at FVTPL" or "other financial liabilities".

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as being at FVTPL

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit and loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the other gains and losses line item in the statements of comprehensive income statement. The Company does not have any financial liabilities in this classification.

Other financial liabilities

Other financial liabilities such as accounts payable and accrued liabilities and payable to related party are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re–organization.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

(d)	Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Acquisition cost of properties acquired under option agreements, where the payments are made at the sole discretion of the Company, are expensed when the payments are made.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(e)	Mineral properties and equipment

Mineral properties and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral properties and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to expense the cost of equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of mineral properties and equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss. Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(f)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(g)	Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(h)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to resource eligible Canadian exploration and evaluation expenditures ("CEE") may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

retrospectively (namely, the flow–through shares are issued, CEE are then incurred and renunciation occurs subsequently).

The Company finances a portion of its exploration expenditures through the issuance of flow–through shares.

Flow–through shares are recorded in share capital at the fair value of common shares on date of issue. When flow–through shares are offered, the difference between the fair value of non–flow–through common shares and the amount the investors pay for flow–through shares is recorded as deferred liability called "flow through share premium". This deferred liability is credited to profit or loss when the eligible expenditures are incurred.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(i)	Share–based payment transactions

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Equity–settled share–based payment transactions with parties other than employees are measured at the fair value of the goods or services, except where that fair value cannot be estimated reliably, in which case they are measure at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(j)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

goodwill not deductible for tax purposes;

the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(k)	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits and, when applicable, the jurisdiction in which the project or asset is located.

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit–of–production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(l)	Loss per share

Loss per share is computed by dividing losses attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the losses attributable to common share holders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share options are applied to repurchase common shares at the average market price for the period. Share options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share options.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The effect of anti–dilutive factors is not considered when computing diluted loss per share.

(m)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 Joint Arrangement, this type of joint control of mineral asset and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

its assets, including its share of any assets held jointly;

its liabilities, including its share of any liabilities incurred jointly;

its revenue from the sale of its share of the output of the joint operation; and

its expenses, including its share of any expenses incurred jointly.

(n)	Segment disclosures

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All non-current assets are held in Canada.

(o)	Significant accounting estimates and judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Specific areas where significant estimates or judgments exist are:

Sources of estimation uncertainty:

estimate of the accrual of Mineral Exploration Tax Credit ("METC");

estimate of the flow-through shares premium;

inputs used in accounting for share-based payments; and

the determination of the deferred tax provision (if any) and the determination of the income tax rate reconciliation.

Critical accounting judgements:

the determination of categories of financial assets and financial liabilities; and

the carrying value and recoverability of the Company's marketable securities;

(p)	Government assistance

When the Company is entitled to receive METC and other government grants, these government assistance are recognized as a cost recovery within exploration expense when there is reasonable assurance of their recovery.

(q)	Accounting standards, interpretations and amendments to existing standards

Accounting standards issued but not yet effective

(i) Effective for annual periods beginning on or after July 1, 2011

Amendments to IFRS 7, Financial Instruments: Disclosures

(ii) Effective for annual periods beginning on or after January 1, 2012

Amendments to IAS 12, Income Taxes

(iii) Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

(iv) Effective for annual periods beginning on or after January 1, 2013

IFRS 10, Consolidated financial statements

IFRS 11, Joint Arrangements

IFRS 12, Disclosure of Interests in Other Entities

IFRS 13, Fair Value Measurement

IAS 19, Employee Benefits

IAS 27, Separate financial statements

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

IAS 28, Investments in Associates and Joint Ventures

IFRIC 20, Stripping Costs

(v)	Effective for annual periods beginning on or after January 1, 2014

IAS 32, Financial Instruments: Presentation

(vi)	Effective for annual periods beginning on or after January 1, 2015

IFRS 9, Financial Instruments

The Company has not early adopted these revised standards. The Company's management believes that the adoption of amendments to IFRS 7 and IAS 12 are not expected to have a material impact on the Company's financial statements. Except as aforesaid, the Company is currently assessing the impact that these standards will have on the Company's financial statements.

5.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its exploration programs and other uses.

6.	RESTRICTED CASH

Restricted cash in the amount of $246,142 (March 31, 2011 – $162,095) represents guaranteed investment certificates held in support of exploration permits.

7.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2012	2011
Current
METC	$1,013,817	$904,143
Value added taxes refundable	441,235	251,003
Prepaid insurance	79,263	42,394
Other receivable and prepaid expenses	39,881	–
Total current	$1,574,196	$1,197,540

Non current
METC	$743,554	$1,180,013

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain as these amounts are subject to government audit.

8.	MARKETABLE SECURITIES

As at March 31, 2012 and March 31, 2011 the Company held common shares in several public and private companies. These marketable securities were classified as available–for– sale securities with aggregate acquisition costs of $55,001 (March 31, 2011 – $48,001). The estimated fair value of these securities based on securities exchange quotes was $135,675 (March 31, 2011 – $113,750).

During the year ended March 31, 2012, the Company disposed of marketable securities and realized a gain on the disposition of those securities of $88,117. During the year ended March 31, 2011, there was no disposal of marketable securities.

9.	MINERAL PROPERTIES AND EQUIPMENT

	Mineral	Site	Computer	Total
	properties	equipment	equipment
Cost
Balance at April 1, 2010	$2	$44,057	$30,607	$74,666
Additions during the year	–	1,441	–	1,441
Balance at March 31, 2011	2	45,498	30,607	76,107
Additions during the year	–	1,230	–	1,230
Balance at March 31, 2012	$2	$46,728	$30,607	$77,337

Accumulated Depreciation
Balance at April 1, 2010	$–	$21,986	$14,815	$36,801
Depreciation for the year	–	7,054	4,737	11,791
Balance at March 31, 2011	–	29,040	19,552	48,592
Depreciation for the year	–	15,967	11,055	27,022
Balance at March 31, 2012	$–	$45,007	$30,607	$75,614

Net Carrying Values
At March 31, 2010	$2	$22,071	$15,792	$37,865
At March 31, 2011	$2	$16,458	$11,055	$27,515
At March 31, 2012	$2	$1,721	$–	$1,723

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Newton Property

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed). All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

On March 1, 2012, Newton Gold ceased its pro-rata funding of the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, subsequent to the year end, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

The mineral claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty ("NSR"), which royalty may be purchased at any time by Amarc for $2,000,000. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(b)	Galileo and Hubble Properties

Amarc owns a 100% interest in the approximately 970 square kilometre Galileo and Hubble properties, which are located within the Blackwater district, located approximately 120 kilometres southwest of Vanderhoof, BC.

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc. The cash payment and the share issuance were completed in January 2012.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Blackwater South Property

In September 2011, the Company entered into an Option Agreement with an individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property, which is located in the Omineca Mining Division, British Columbia, by making cash payments of $35,000 and issuing 140,000 common shares in tranches over a two year period. The Company must also expend a minimum of $50,000 in exploration expenditures prior to October 20, 2013, and a further $50,000 must be expended prior to October 20, 2014. The Optionor will retain a net smelter returns royalty ("NSR") of 2%. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5,000,000.

To March 31, 2012, the Company had paid $5,000 and issued 20,000 shares to the Optionor, and had incurred approximately $34,000 in exploration expenditures on the Blackwater South property.

(d)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was further amended in December 2011. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Property by spending $2,000,000 on the Property and issuing 2,325,000 common shares in its capital to Amarc, in tranches ending December 2014.

To March 31, 2012, the Company had received $10,000 cash and 775,000 Tulox common shares under the agreements and a further 225,000 Newlox common shares under the amended option agreement. The agreement is subject to certain conditions including regulatory approval.

Under the agreement, the Company is entitled to receive a 3% net smelter returns royalty ("NSR") following the commencement of commercial production on the Property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 30,
	2012	2011
Accounts payable	$623,104	$34,528
Accrued expenses	200,830	30,467
Total	$823,934	$64,995

11.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued. All issued common shares are fully paid.

(b)	Reconciliation of changes in share capital

	Year ended March 31,
	2012	2011
Common shares: Balance at the beginning of the year	102,728,896	83,839,473
Shares issued for acquisition of mineral properties (note 9(b), 9(c))	100,000	–
Shares issued for cash per private placement	35,727,765	13,889,423
Shares issued on exercise of share options	17,400	–
Shares issued on exercise of warrants (note 11(d))	–	5,000,000
Common shares: Balance at the end of the year	138,574,061	102,728,896

Flow-through share premium	Year ended March 31,
	2012	2011
Balance at beginning of year	$595,000	$–
Recognized as a liability upon issuance of flow-through shares	265,000	870,000
Credited to other income upon elegible expenditures incurred	(730,000)	(275,000)
Balance at end of year	$130,000	$595,000

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Fiscal year ended March 31, 2012

In March 2012, the Company completed a brokered and non-brokered private placement of 35, 727, 765 of its common shares, consisting of 5,300,000 flow-through shares at a price of $0.50 and 30,427,765 non-flow through shares at a price of $0.45 per share, for aggregate gross proceeds of $16,342,494. The Company incurred costs of $1,040,548 in finders' and other fees relating to this private placement. Each non-flow-through share consists of one common share and one half share purchase warrant. The consideration received of $16,342,494 was allocated between share capital ($14,513,384) and share purchase warrants ($1,829,110) based on estimated fair value (note 11(d)).

In accordance with the terms of the flow-through share agreements, the Company is required to spend the proceeds of $2,650,000 from the issuance of the flow-through shares on eligible exploration activities by December 31, 2013. The Company is subject to a tax, calculated monthly, on the portion of the proceeds remaining unspent each month after January 31, 2013. As at March 31, 2012, approximately $1,300,000 remained to be spent on eligible exploration activities.

The premium received on this flow-through share issuance was estimated at $265,000 and was recorded as a liability, to be reversed to profit and loss when the eligible expenditures are incurred. At March 31, 2012, the Company had spent approximately $1,350,000 on eligible exploration activities. The Company's remaining liability associated with the March 2012 flow-through share issuance as at March 31, 2012 was estimated at $130,000.

Fiscal year ended March 31, 2011

During the year ended March 31, 2011, the Company completed a brokered and non-brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share and 8,076,923 non-flow-through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. The Company incurred costs of $522,000 in finder's and other fees relating to this private placement. In accordance with the terms of the flow-through share agreements, the Company was obligated to spend the proceeds of $4,650,000 from the issuance of the flow-through shares on eligible exploration activities by December 31, 2011 (completed).

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following:

	Year ended March 31,
	2012	2011
Loss attributable to common shareholders	$7,572,761	$6,466,343
Weighted average number of common shares outstanding	102,759,226	89,132,492

(d)	Share purchase warrants

In connection with the private placement completed in March 2012 (note 11(b)), the Company issued 15,213,883 warrants. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.60 until September 6, 2013. The value assigned to the share purchase warrants of $1,829,110 was determined using a Black-Scholes option pricing model with the following assumptions: valuation date share price of $0.44; expected volatility of 77%; risk free interest rate of 1.09%; expected life of 1.5 years; and no dividends.

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2012 was:

		March
	Exercise	31,			Expired/	March 31,
Expiry date	Price	2011	Issued	Exercised	Cancelled	2012
September 6, 2013	$0.60	–	15,213,883	–	–	15,213,883
Weighted average exercise price		–	$0.60	–	–	$0.60

The weighted average remaining contractual life of the above warrants as of March 31, 2012 was 1.44 years.

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2011 was:

	Exercise	March 31,			Expired/	March 31,
Expiry date	Price	2010	Issued	Exercised	Cancelled	2011
February 9, 2011	$0.10	5,000,000	–	5,000,000	–	–
Weighted average exercise price		$0.10	–	$0.10	–	–

In October 2010, pursuant to the exercise of 5,000,000 then-outstanding share purchase warrants, the Company issued 5,000,000 flow-through shares for aggregate gross proceeds of $500,000. No flow-through share premium liability was recorded upon the issuance of these shares. Prior to the exercise of these warrants, the Company and the holders of the warrants agreed to amend the terms of the warrants whereby the holders were entitled to acquire flow through shares instead of non-flow through shares as had been originally stipulated in the terms of the warrants. Consequently, the Company also entered into flow through share agreements with the holders, whereby the Company agreed to spend the proceeds from the issuance of the flow-through shares on eligible exploration activities before December 31, 2011 (completed).

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by its shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The vesting schedule is determined by the Board of Directors, but share purchase options typically vest over two years. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The following summarizes the changes in the Company's share options.

	Year ended March 31, 2012		Year ended March 31, 2011
		Weighted		Weighted
	Number of	average	Number of	average
Continuity of share options	options	exercise price	options	exercise price
Outstanding – beginning of year	1,707,200	$0.69	1,735,200	$0.69
Granted	5,564,100	$0.32	–	–
Exercised	(17,400)	$0.32	–	–
Forfeited	(8,000)	$0.32	(28,000)	$0.70
Expired	(1,587,200)	$0.70	–	–
Outstanding – end of year	5,658,700	$0.33	1,707,200	$0.69
Exercisable – end of year	1,957,300	$0.34	–	–

The weighted average market price on the dates of exercise of options during the year ended March 31, 2012 was $0.46 (2011 – no options exercised).

Of the total share purchase options granted during the year ended March 31, 2012, 2,469,300 options were granted to the Company's key management personnel, with an estimated grant-date fair value of $640,000. There were no options granted to key management personnel during the year ended March 31, 2011.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes information on the Company's share options outstanding at March 31, 2012:

	March 31, 2012			March 31, 2011

		Weighted	Weighted		Weighted	Weighted
	Number of	average	average	Number of	average	average
	share	exercise	remaining	share	exercise	remaining
Range of	options	price per	contractual	options	price per	contractual
exercise prices	outstanding	share	life (years)	outstanding	share	life (years)
$0.32 – $0.40	5,538,700	$0.32	3.5	–	–	–
$0.41 – $0.70	120,000	$0.62	0.5	1,707,200	$0.69	0.38
	5,658,700	$0.33	3.5	1,707,200	$0.69	0.38

The fair values of the share purchase options granted during the year ended March 31, 2012, including the options issued to non-employees, totalled $799,885 (2011 – $nil) and were presented in the statements of comprehensive loss as follows:

	Year ended March 31
	2012	2011
Exploration	$332,343	$–
Administration	467,542	–
Total	$799,885	$–

The fair values of the share purchase options were estimated using the Black-Scholes option pricing model and were based on the following weighted average assumptions:

	Year ended March 31,
	2012	2011
Risk-free interest rate	1.19%	–
Expected life	4.09	–
Expected volatility	94.95%	–
Valuation date share price	$0.36	–
Forfeiture rate	1.27%	–
Expected dividend yield	nil	–

The fair value of services provided by non-employees against the issuance of share purchase options cannot be measured reliably, as the occurrence and timing of such services are not typically ascertainable at the time of option grant. Accordingly, share based payments to non-employees have been measured at the estimated fair value of the share options issued.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(f)	Reserves

Equity settled share-based payment reserve

The equity settled share-based payment reserve relates to share purchase options granted by the Company to its employees or consultants under its share purchase option compensation plan (note 11((e)).

Share warrants reserve

The share warrants reserve relates to share purchase warrants issued by the Company in in connection with the private placement in March 2012 (note 11(b)).

Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of available-for-sale financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

12.	RELATED PARTY TRANSACTIONS

(a)	Outstanding balances

	March 31, 2012	March 31, 2011
Balance due from (to) Hunter Dickinson Services Inc ("HDSI") (note 12(c))	$(6,770)	$57,632

(b)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

	Year ended March 31
	2012	2011
Short-term employee benefits	$443,750	$248,957
Equity-settled share-based payments	380,582	–
Total	$824,332	$248,957

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Certain key management personnel are paid through private companies controlled by such personnel. Included in the amount presented for "short term employee benefits provided" are transactions with C.E.C Engineering Ltd., a private company controlled by a director of the Company, that provides administrative and technical services to the Company at market rates.

(c)	Entities with significant influence

Management of the Company believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities are also key management personnel of the Company.

Hunter Dickinson Services Inc. ("HDSI")

HDSI is a private company with certain directors and other key management personnel in common with the Company. Pursuant to an agreement dated July 2, 2010, HDSI provides geological, corporate development, corporate communications, administrative and management services to the Company at annually agreed rates. Prior to this amendment, the agreement was based on a full cost recovery basis. HDSI also incurs third party costs on behalf of the Company.

Transactions with HDSI during the year ended March 31, 2012 and 2011 were as follows:

	Year ended March 31
	2012	2011
Based on annually set rates	$2,500,393	$–
Based on full cost recovery	–	2,385,024
Reimbursement of third party expenses	203,384	215,396
Total	$2,703,777	$2,600,420

13.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2011, the Company had unused non-capital loss carry forwards of approximately $6.3 million (March 31, 2011 – $4.3 million).

The Company had resource tax pools of approximately $14.9 million (March 31, 2011 –$12.4 million) available in Canada which may be carried forward and utilized to reduce future taxes related to certain resource income.

Reconciliation of effective tax rate	March 31, 2012	March 31, 2011
Loss for the year	$(7,572,761)	$(6,466,343)
Total income tax expense	–	–
Loss excluding income tax	$(7,572,761)	$(6,466,343)
Income tax recovery using the Company's tax rate	(1,979,000)	(1,811,000)
Non–deductible expenses and other	41,000	794,000
Difference in statutory tax rates	84,000	108,000
Temporary difference booked to reserve	2,000	10,000
Deferred income tax assets not recognized	1,852,000	899,000
	$–	$–

As at March 31, 2012, the Company had the following deductible temporary differences. No deferred tax asset was recognized:

Expiry	Tax loses	Tax loses	Resource pools	Other
	(capital)	(non-capital)
Within one year	$–	$–	$–	$–
One to five years		314,000	–	1,262,000
After five years		6,049,000	–	732,000
No expiry date	1,577,000		14,929,000	35,000
Total	$1,577,000	$6,363,000	$14,929,000	$2,029,000

14.	EMPLOYEES BENEFITS EXPENSES

Employees' salaries and benefits (including equity settled share based compensation) included in various expenses were as follows:

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended March 31
	2012	2011
Exploration	$1,942,782	$1,875,174
Office and administration	1,654,640	797,115
Shareholder communication	196,814	123,955
Total	$3,794,236	$2,796,244

15.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest– bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2012.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at March 31, 2012 and March 31, 2011.

	Financial assets at fair value as at March 31, 2012
	Level 1	Level 2	Level 3	Total
Marketable securities	$104,050	$31,625	$–	$135,675

	Financial assets at fair value as at March 31, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities	$78,750	$35,000	$–	$113,750

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and equivalents, and amounts receivable and other assets. The Company's holdings of cash and cash equivalents represent its maximum credit exposure on these assets. The Company limits exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts. The carrying value of the Company's cash and equivalents and amounts receivable and other assets represent the maximum exposure to credit risk.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Carrying Amount
	March 31,	March 31,
Financial assets	2012	2011
Cash and equivalent	$15,475,104	$6,811,177
Amounts receivable	2,474,628	2,487,253
Available-for-sale financial assets	135,675	113,750
Balance due from related parties	-	57,632
Total	$18,085,407	$9,469,812

Amounts receivable

Included in the Company's receivables is the Company's claim for 2010 and 2011 METC totaling to an amount of $1,757,371 and harmonized sales tax (“HST”) receivable for period January – March 2012 amount of $441,235.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents.

The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities.

The following obligations existed at March 31, 2012:

	Carrying	Contractual	Due in less
	Amount	Cash Flow	than one year
Amounts payable and accrued liabilities	$823,934	$823,934	$823,934
Due to related party	6,770	6,770	6,770
Total	$830,704	$830,704	$830,704

The following obligations existed at March 31, 2011:

	Carrying	Contractual	Due in less
	Amount	Cash Flow	than one year
Amounts payable and accrued liabilities	$64,995	$64,995	$64,995

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and cash equivalents are denominated in Canadian dollars ("CAD"). At March 31, 2012, the Company was exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and cash equivalents held in US dollars ("USD").

At March 31, 2012, the Company's cash balance that was denominated in USD was $31,875 (March 31, 2011 – $17,323).

Substantially all of the Company's liabilities are denominated in CAD. The Company currently does not engage in foreign currency hedging.

The following significant exchange rates were applied during the year and at the reporting dates:

	2012	2011
Canadian dollars per United States dollar
Closing rate at March 31	0.9975	0.9696
Average rate during the year	0.9931	1.0164

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash in variable rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity while achieving a satisfactory return for shareholders.

Assuming that all other variables remain constant, a 10 basis point increase or decrease in interest rates would have resulted in a decrease or increase in the loss of approximately $8,000 in the year (2011 – $6,000).

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 8).

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

16.	FIRST-TIME ADOPTION OF IFRS

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. The date of transition is April 1, 2010 and as a result the fiscal 2011 comparative information has been adjusted to conform to IFRS.

Under IFRS 1, IFRS are applied retrospectively at the transition statement of financial position with all adjustments to assets and liabilities as stated under Canadian GAAP recorded to retained earnings unless certain exemptions are applied. The Company has elected to take the following IFRS 1 optional exemptions:

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

to apply the requirements of IFRS 2, Share–based Payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

to apply the requirement of IAS 39, Financial Instruments: Recognition and Measurement, prospectively to transactions entered into on or after the date of transition. Accordingly, flow-through share premium has been separated from share capital only when there was an outstanding obligation to incur eligible expenditures and to renounce them to investors on the Transition Date.

The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS in the presentation of prior periods.

An explanation of how the transition from GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Reconciliation of statement of financial position

As at April 1, 2010	GAAP	Flow through	Mineral	Reclassify	Opening IFRS
		shares	exploration	per	statement of
		note 16(d)	tax credit	note 16(f)	financial
			note 16(e)		position
ASSETS
Current assets
Cash and equivalents	$4,310,460	$–	$–	$–	$4,310,460
Amounts receivable and other assets	162,223	–	–	–	162,223
Marketable securities	45,376	–	–	–	45,376
Balance due from related party	29,870	–	–	–	29,870
Total current assets	4,547,929	–	–	–	4,547,929

Non–current assets
Restricted cash and other	102,095	–	–	–	102,095
Amount receivable	–	–	1,625,082	–	1,625,082
Mineral properties and equipment	37,865	–	–	–	37,865
Total non–current assets	139,960		1,625,082	–	1,765,042
Total assets	$4,687,889	$–	$1,625,082	–	$6,312,971

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$32,999	$–	$–	$–	$32,999
Total current liabilities	32,999	–	–	–	32,999

Share capital	36,474,363	–	–	–	36,474,363
Contributed surplus	1,852,377	–	–	(1,852,377)	–
Accumulated other comprehensive income	(2,625)	–	–	2,625	–
Reserves	–	–	–	1,849,752	1,849,752
Accumulated deficit	(33,669,225)	–	1,625,082	–	(32,044,143)
Total shareholders' equity	4,654,890	–	1,625,082	–	6,279,972
Total shareholders' equity and liabilities	$4,687,889	$–	$1,625,082	$–	$6,312,971

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2011	GAAP	Flow through	Mineral	Reclassify	IFRS
		shares	exploration	per
		note 16(d)	tax credit	note 16(f)
			note 16(e)
ASSETS
Current assets
Cash and cash equivalents	$6,811,177	$–	$–	$–	$6,811,177
Amounts receivable and other assets	1,197,540	–	–	–	1,197,540
Marketable securities	113,750	–	–	–	113,750
Balance due from related party	57,632	–	–	–	57,632
Total current assets	8,180,099	–	–	–	8,180,099

Non–current assets
Restricted cash	162,095	–	–	–	162,095
Amount receivable	–	–	1,180,013	–	1,180,013
Mineral properties and equipment	27,515	–	–	–	27,515
Total non–current assets	189,610	–	1,180,013	–	1,369,623
Total assets	$8,369,709	$–	$1,180,013	–	$9,549,722

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$64,995	$–	$–	$–	$64,995
Flow–through share premium	–	595,000	–	–	595,000
Total current liabilities	64,995	595,000	–	–	659,995

Share capital	46,352,087	(870,000)	–	–	45,482,087
Contributed surplus	1,852,377	–	–	(1,852,377)	–
Accumulated other comprehensive income	65,749	–		(65,749)	–
Reserves	–	–	–	1,918,126	1,918,126
Accumulated deficit	(39,965,499)	275,000	1,180,013	–	(38,510,486)
Total shareholders' equity	8,304,714	(595,000)	1,180,013	–	8,889,727
Total shareholders' equity and liabilities	$8,369,709	$–	$1,180,013	–	$9,549,722

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Reconciliation of statement of comprehensive loss

Year ended March 31, 2011	GAAP	Flow through	METC	IFRS
		shares	note 16(e)
		note 16(d)
Expenses
Exploration	$5,039,366	$–	$445,069	$5,484,435
Depreciation	11,791	–	–	11,791
Legal, accounting and audit	85,735	–	–	85,735
Office and administration	889,841	–	–	889,841
Shareholder communication	174,878	–	–	174,878
Travel	77,146	–	–	77,146
Trust and filing	33,422	–	–	33,422
	6,312,179	–	445,069	6,757,248

Foreign exchange gain	(115)	–	–	(115)
Interest and other income	(63,470)	–	–	(63,470)
Interest expense	500	–	–	500
Premium on flow through shares	–	(275,000)	–	(275,000)
Provision for bad debt	29,067	–	–	29,067
Tax related to flow through shares	18,113	–	–	18,113
Loss for the year	$6,296,274	$(275,000)	$445,069	$6,466,343
Net change in fair value of available– for–sale financial assets, net of tax	(68,374)	–	–	(68,374)
Total comprehensive loss for the year	$6,227,900	$(275,000)	$445,069	$6,397,969

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Reconciliation of statement of cash flows

Year ended March 31, 2011		Flow-through		Reclassify
		shares	METC	per
	GAAP	note 16(d)	note 16(e)	note 16(f)	IFRS
Operating activities
Loss for the year	$(6,296,274)	$275,000	$(445,069)	$–	$(6,466,343)
Depreciation	11,791	–	–	–	11,791
Foreign exchange loss	(18)	–	–	–	(18)
Interest income	–	–	–	(63,470)	(63,470)
Interest expense	–	–	–	500	500
Provision for bad debt	29,067	–	–	–	29,067
Amounts payable and accrued liabilities	31,996	–	–	–	31,996
Amounts receivable and other assets	(1,064,384)	–	–	–	(1,064,384)
Amounts receivable long term	–	–	445,069	–	445,069
Balance due from related party	(27,762)	–	–	–	(27,762)
Flow-through share premium	–	(275,000)	–	–	(275,000)
Net cash used in operating activities	(7,315,584)	–	–	(62,970)	(7,378,554)
Investing activities
Restricted cash and other	(60,000)	–	–	–	(60,000)
Purchase of equipment	(1,441)	–	–	–	(1,441)
Interest income	–	–	–	63,470	63,470
Net cash provided by investing activities	(61,441)	–	–	63,470	2,029
Financing activities
Proceed of issuance of shares	9,877,724	–	–	–	9,877,724
Payment of interest on the promissory note	–	–	–	(500)	(500)
Net cash provided by financing activities	9,877,724	–	–	(500)	9,877,224
Net decrease in cash and cash equivalents	2,500,699	–	–	–	2,500,699
Effect of exchange rate fluctuations on cash held	18	–	–	–	18
Cash and cash equivalents at beginning of the year	4,310,460	–	–	–	4,310,460
Cash and cash equivalents at end of the year	$6,811,177	$–	$–	$–	$6,811,177

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Flow–through shares

In order to raise funds for mineral exploration activities, the Company enters into flow– through share agreements whereby the Company agrees to transfer the rights to income tax deductions related to exploration expenditures to the flow–through shareholders. Under Canadian GAAP, the Company recorded total proceeds from the issuance of flow–through shares as share capital. Under IFRS, share capital is recorded at the trading value of non– flow–through common shares and the excess of the proceeds over the trading value of non– flow–through shares is recorded as a deferred charge, which is proportionally credited to profit or loss as the eligible expenditures are incurred.

The new accounting policy for recording the issuance of flow–through shares has been adopted effective April 1, 2011 and balances at March 31, 2011 have been restated. The issuance of flow–though shares in December 2010 resulted in the recording of a flow– through share premium, and a reduction in share capital, of $870,000. During the year ended March 31, 2011, the Company credited $275,000 of flow–through share premium to earnings. This resulted in a net decrease of $595,000 in shareholders' equity at March 31, 2011 and a decrease in loss of $275,000. During the year ended March 31, 2012, the Company credited the remaining $595,000 of flow-through share premium to earnings.

Balances at April 1, 2010 have not been restated as the Company has determined that there was no outstanding flow–through share premium on the Transition Date.

(e)	Mineral Exploration Tax Credit

Prior to the conversion to IFRS, the Company credited METC refunds to exploration expenses when the proceeds were actually received, or when received subsequent to the balance sheet date prior to the issuance of the financial statements. Under IFRS, METC refunds are recognized using the cost reduction method and credited to exploration expenses when there is reasonable expectation of their recovery.

The new accounting policy has been adopted effective April 1, 2011 and shareholders' equity on the Transition Date has been restated. The amount of METC receivable on the Transition Date was estimated at $1,625,082 and has been recorded as an increase in the shareholders' equity. During the year ended March 31, 2011, the amount of METC recorded prior to the adoption of IFRS totaled $1,127,201. Upon adoption of IFRS, this amount was reversed as it pertained to prior years and $682,132 was recorded in respect METC relating to the year ended March 31, 2011, resulting in net increase of $445,069 in loss for the year ended March 31, 2011. The increase in the shareholders' equity is in addition to the accrual of METC on the Transition Date.

(f)	Reclassification within statements of financial position and the statements of cash flow

The contributed surplus and accumulated other comprehensive income are presented as reserve under IFRS Interest income was classified as investing activites under IFRS while it was presented as an operating activity under Canadian GAAP.

Amarc Resources Ltd.
Notes to the financial statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

17.	SUBSEQUENT EVENT

Effective May 22, 2012, the participating interest of Newton Gold in the Newton Joint Venture was converted to a 5% net profits interest in accordance with the terms of the Newton JV Agreement between the Company and Newton Gold. The Newton JV Agreement was terminated. This was accounted as an adjusting subsequent event and was reflected in the financial statements as of March 31, 2012.